# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Renovaro Inc., CIK 0001527728
CUSIP: 29350E104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906, LOS ANGELES, California (CA), 90067
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0001214659-23-007572
Filed by CIK 0001753085
Persons authorized to receive notices and communications: William Anderson Wittekind, 8581 Santa Monica Blvd., #317, West Hollywood, California (CA), 90069, (424) 235-1810; Patrick T. McCloskey, McCloskey Law PLLC, 260 Madison Avenue, 15th Floor, New York, New York (NY), 10016, 646.970.0611

## Reporting persons
- William Anderson Wittekind (CIK 0001753085): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,606,644; shared voting power 12,526,552; sole dispositive power 5,606,644; shared dispositive power 12,526,552; aggregate amount beneficially owned 18,133,196 (10.4% of the class)
  Comment: (1) The number of shares disclosed in Rows 7 and 9 consist of (i) 3,265,757 shares owned by William Anderson Wittekind ("Wittekind"); (ii) 840,319 shares owned by Weird Science LLC ("Weird Science"); (iii) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2020 Annuity Trust"); (iv) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the "Dybul 2020 Annuity Trust"); (v) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the "Mabry 2021 Annuity Trust"); and (vi) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2021 Annuity Trust" and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the "Trusts"). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.
  (2) The number of shares disclosed in Rows 8 and 12 consists of (i) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind's spouse ("Gumrukcu"), as joint tenants with a right of survivorship ("JTWROS") and (ii) 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont dated October 27, 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs' claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).
  (3) The percentage ownership disclosed in Row 13 is based upon (i) 158,717,509 shares outstanding as of February 12, 2025, as disclosed in the Issuer's Form 10-Q filed with the Commission on February 19, 2025 plus (ii) 15,000,000 shares issued to the former stockholders of Biosymetrics, Inc. as reported in the Issuer's Form 8-K filed with the Commission on April 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Renovaro Inc.
Address of issuer's principal executive offices: CENTURY CITY MEDICAL PLAZA, 2080 CENTURY CITY EAST, SUITE 906, LOS ANGELES, California (CA), 90067
Comment: This Amendment No. 20 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company ("Weird Science") and William Anderson Wittekind, a member and manager of Weird Science ("Wittekind") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Renovaro Inc. (the "Issuer") received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the "Merger Agreement") by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. ("Target"), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment Nos. 1 through 19 thereto. Wittekind is the sole reporting person under this Amendment No. 20 to Schedule 13D (the "Reporting Person"). Capitalized terms used but not defined in this Amendment No. 20 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment Nos. 1 through 19 thereto. On Thursday, April 10, 2025 the Issuer filed a Form 8-K with the Commission reporting that it had issued 15,000,000 shares of Common Stock to the former stockholders of Biosymetrics, Inc. ("Biosymetrics") upon the closing of the transactions contemplated by the Agreement and Plan of Merger dated February 26, 2025 by and among the Issuer, Renovaro Acquisition Sub and Biosymetrics (the "Biosymetrics Merger Agreement"). Based upon the Issuer's Form 10-Q filed with the Commission on February 19, 2025, there were 158,717,509 shares of Common Stock issued and outstanding as of February 12, 2025. As a result of the 15,000,000 shares issued by the Issuer under the Biosymetrics Merger Agreement, the Reporting Person's beneficial ownership has decreased from the 11.4% reported in Amendment No. 19 to 10.4%.

## Item 4. Purpose of Transaction
Purpose of transaction: The information disclosed in Item 6 of this Amendment 20 is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 20, including the accompany notes, is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 20, including the accompany notes, is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Wittekind has agreed to transfer 350,000 shares of Common Stock to RS Group ApS pursuant to a Settlement Agreement dated March 10, 2025 resolving the action entitled RS Group ApS v. GWRS Holdings, LLC (Superior Court of Los Angeles County, CA, Case No. 22-STCV26335).
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Settlement Agreement with RS Group ApS

The information disclosed in response to Item 5(c) is hereby incorporated by reference into this Item 6.

Amended Investor Rights Complaint

In an order dated November 12, 2024, the Delaware Court of Chancery granted the motions to dismiss the claims asserted in the First Amended Complaint against RS Group ApS, RS Bio ApS, Rene Sindlev, Paseco ApS and Ole Abildgaard with prejudice. Wittekind, Weird Science and the Trusts intend to appeal these dismissals. In an order dated December 5, 2024, the Delaware Court of Chancery granted the motions to dismiss the following claims asserted in the First Amended Complaint: (i) all claims asserted by Wittekind and the Trusts with prejudice; (ii) all claims for punitive damages with prejudice; and (iii) the claims asserted by Weird Science for fraudulent concealment without prejudice. Weird Science, Wittekind and the Trusts intend to appeal the dismissal referenced in (i) and intend to seek leave to file a Second Amended Complaint that includes the claims referenced in (iii). In an order dated April 2, 2025, the Delaware Court of Chancery (1) denied the Issuer's motion to dismiss the breach of contract claims asserted by Weird Science in the First Amended Complaint (except with respect to the Form S-1 registration statement that the Issuer agreed to file pursuant to a Registration Rights Agreement between the Issuer and Lincoln Park Capital LLC dated June 20, 2023); (2) granted the motions to dismiss the claims for tortious interference asserted against K&L Gates and Clayton Parker in the First Amended Complaint; (3) granted the motions to dismiss the claims for fraudulent inducement asserted against the Issuer, K&L Gates and Clayton Parker in the First Amended Complaint; (4) granted the Issuer's motion to dismiss the breach of contract claim asserted by Weird Science in the First Amended Complaint with respect to the Form S-1 registration statement that the Issuer agreed to file pursuant to the Registration Rights Agreement between the Issuer and Lincoln Park Capital Fund LLC dated June 20, 2023); (5) granted the motion to dismiss the claim for declaratory judgment asserted by Weird Science in the First Amended Complaint; and (6) requested additional briefing under Florida law for the breach of fiduciary duty claims asserted by Weird Science against K&L Gates and Clayton Parker in the First Amended Complaint. Wittekind, Weird Science and the Trusts intend to appeal the dismissal of the tortious interference claims and the fraudulent inducement claims. Supplemental briefing on the breach of fiduciary duty claims under Florida law is scheduled to be completed on or before June 5, 2025. Once the Delaware Court of Chancery rules on the fiduciary duty claims asserted by Weird Science against K&L Gates and Clayton Parker, Weird Science intends to seek leave to file a Second Amended Complaint that includes the remaining claims, the fraudulent concealment claims against the Issuer, K&L Gates and Clayton Parker and a breach of contract claim against the Issuer for failing to notify Weird Science of its piggyback registration rights and the failure to afford Weird Science of the opportunity to include all or any portion of its shares in the Issuer's Form S-3 registration statement that became effective on November 6, 2024. Weird Science, Wittekind and the Trusts are exploring other possible claims to include in a Second Amended Complaint related to the Investor Rights Agreement, including without limitation a claim for injunctive relief to cause the Issuer to specifically perform its obligations thereunder.

Issuer Complaint

On November 26, 2024, Wittekind, Weird Science and the Trusts filed with the Delaware Court of Chancery their opening brief in support of their motion to dismiss all claims asserted in Renovaro Inc. v. Serhat Gumrukcu et al. (C.A. No. 2024-0678) (MTZ). The Issuer filed its brief in opposition to the motion to dismiss on January 24, 2025 and Wittekind, Weird Science and the Trusts filed their reply brief on March 14, 2025.

First Amended Stockholder Derivative Complaint

On or before April 15, 2025, Weird Science and Wittekind intend to file their opening brief with the U.S. Court of Appeals for the Ninth Circuit in Weird Science et al. v. Sindlev et al., 9th Cir. Case No. 24-7251. Weird Science and Wittekind are appealing the October 29, 2024 decision of the United States District Court for the Central District of California-Western Division granting the Board Defendants' motion to dismiss.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- William Anderson Wittekind: /s/ William Anderson Wittekind, William Anderson Wittekind (04/14/2025)